

September 24, 2010

Mr. John Paul Fischer
CorpBanca
Rosario Norte 660
Las Condes, Santiago, Chile

> **Re:** **CorpBanca**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 001-32305**

Dear Mr. Fischer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 10

1. Please revise future filings to add a risk factor for the significant decline in credit card accounts (down 20%-page 27) and its potential adverse impact on fee revenues and interest income. In addition, clearly explain the reason(s) for the decline in the risk factor and on page 27.

Loan Portfolio, page 49

2. Please revise future filings to provide a discussion of the different types of mortgage loans you originate. Specifically discuss the terms, features, and typical customers for your letters of credit loans, endorsable mutual mortgage loans, and other mortgage loans.

3. Please revise future filings to quantify the amount of loans renegotiated during each period presented and the amount of renegotiated loans that are considered impaired at each period end. Also, discuss the types of concessions you use most often (reduction in interest rate, payment extensions, forgiveness of principal, etc), your success rate, how

you consider whether renegotiated loans are impaired and how these loans impact your allowance for loan loss.

Models Based on Group Analysis, page 58

4.   Please address the following regarding your disclosure on page 59 that provisions for loan losses for categories 1 through 5 were determined on the basis of the default rate of the borrowers in those categories over a historical one year period:

   a. Please tell us in detail and revise your future filings to disclose how you determined that a one year period was a reasonable and appropriate period to use to develop your loss ratios for all types of loans.

   b. Specifically discuss how you considered that different loan types may have different loss emergence periods.

   c. Please reconcile this disclosure to disclosure on page F-24 that "in order for each internal model to be considered valid by the local regulator, the calculation should be methodologically correct, and be supported by historical information which covers at least one complete economic cycle."

Transition to IFRS, page 74

5.   You state on page 74 that write-offs were formerly determined on a "quota by quota" basis before your adoption of IFRS as of January 1, 2008. In future filings, please revise to more clearly describe your former methodology for determining when to write-off a loan. More clearly disclose how the change in write-off triggers as part of your adoption of IFRS is reflected in your historical write-offs for the last five years. Specifically identify the extent to which the speed of write-offs was affected and how this change has affected the amounts you wrote off during 2008 and 2009. To the extent possible, quantify the amount by which your write-offs would have been higher or lower during 2008 and 2009 had you been historically applying IFRS for the last several years.

6.   In the table on page 75, you identify the past-due term triggers for write-offs by loan category. In light of the fairly long term triggers such as 24 to 48 months, please revise your future filings to provide an aging of your past due loans by category that quantifies by series of buckets to understand the length of time loans have been past due. Please provide sufficient granularity in your buckets to allow the reader to understand the progression of loans over time.

Provision for Loan Losses, page 78

7.   You disclose on page 78 that your provision for loan losses increased by 29.6% from 2008 to 2009 "mainly due to (y)our growth in loans and because of a change in risk classification of certain corporate customers related to Chilean salmon industry crisis."

Please tell us and revise your future filings to quantify the impact of each of these factors in the increase in your provision. We note that your loans increased by 1.1% from December 31, 2008 to December 31, 2009. We also note that according to page 53 your loans to the fishing industry were CH$68.281 billion or 1.4% of your portfolio as of December 31, 2009. To the extent other factors were involved in the significant increase in your provision, please tell us and revise your future filings to more clearly identify those factors as well as their relative impact.

Tabular Disclosure of Contractual Obligations, page 87

8.   In future filings, please revise the table to reflect payments due by the periods required by Item 5(F)(1).

Legal Proceedings, page 96

9.   In future filings, please clarify that you are not involved in any "legal or arbitration proceedings" rather than "litigation or arbitration proceedings". Please refer to Item 8(A)(7).

Principal Account Fees and Services, page 127

10.   In future filings, please revise the table to include any Tax Fees as required by Item 16C(c), and please insert the amount of Audit-related fees, or include a dash if there were none.

Financial Statements

Consolidated Statements of Income, page F-4

11.   You present a subtotal for "Operating income" as well as two different subtotals for "Net Operating Income" on your Consolidated Statements of Income. It appears confusing to have two subtotals with the same title and different amounts on the face of your Consolidated Statements of Income. Further, your line item title of "Operating Income" does not appear to accurately describe the components of that subtotal, since it appears to include various revenue line items net of interest expense. In future filings, please revise these line items to more accurately and transparently describe the amounts reflected in those subtotals.

Consolidated Statement of Comprehensive Income, page F-5

12.   Please revise future filings to disclose the reclassification adjustment related to the components of other comprehensive income (financial instruments available-for-sale). Refer to paragraph 92 of IAS 1.

13.   Please revise future filings to disclose the amount of income tax relating to each component of other comprehensive income, including reclassification adjustments, or clearly disclose that the income tax presented relates solely to financial instruments available-for-sale if appropriate. Refer to paragraph 90 of IAS 1.

14.   Please revise future filings to present, either in the statement of changes in equity or in the notes, the amount of dividends per share recognized as distributions to owners during the period. Refer to paragraph 107 of IAS 1.

Consolidated Statement of Cash Flows, page F-7

15.   Please tell us why the provision for loan losses presented in the operating section does not agree to the amount presented in the statements of income. The difference appears to relate to the line item "Recovered assets previously written-off" as presented in the table on page F-100. Please revise future filings to provide a reconciliation accompanied by a transparent explanation of the basis for the difference. To the extent these adjustments are offset elsewhere in your Statement of Cash Flows, please revise to identify where.

16.   We note you back out the entire amount of net interest income and net fees and income from services presented in your statements of income in the operating section of your statement of cash flows and describe these line items as not representing cash flow. Please tell us why you believe these line items do not include cash flows and tell us where the cash flow related to interest income and fees and income from services is presented in your statements of cash flows. Please revise your presentation in future filings to make it clearer where these cash flows are presented.

Note 1 j.1 Interest revenue, interest expense and similar items, page F-19

17.   You disclose that the recognition of accrued interest is suspended for debt instruments individually classified as impaired and for the instruments for which impairment losses have been assessed collectively because they have payments more than three months past due. Please revise future filings to clarify your interest accrual policies on impaired loans to specify whether you recognize as interest income the accretion of the net present value of the written down amount of the loan due to the passage of time based on the original effective interest rate of the loan. If you do not, please tell us how you apply the guidance in paragraph AG93 of IAS 39.

Note 2 – First Time Adoption of Financial International Reporting Standards, page F-34

18.   Please tell us where you disclose the aggregate fair value and the aggregate adjustment to the carrying amounts reported under Chilean GAAP for property, plant and equipment and intangible assets for which you used fair value as the deemed cost. Refer to paragraph 30 of IFRS 1. If you have not disclosed this information, please revise future filings accordingly.

b. Main changes to the accounting policies, page F-34

19.   We note your disclosure in your December 31, 2008 Form 20-F which states your
        allowance for loan losses is in accordance with regulations issued by the Superintendency
        of Banks and Financial Institutions (SBIF).

        a. Please tell us if the SBIF regulations require an expected loss approach which
            recognizes losses expected to be incurred in the future in estimating the allowance for
            loan losses.

        b. Please tell us if your allowance for loan loss methodology under Chilean GAAP as
            presented in your December 31, 2008 Form 20-F used an expected loss approach. If
            not and the SBIF regulations require an expected loss approach, please tell us how
            your methodology was consistent with regulations issued by the SBIF.

        c. If your allowance for loan loss methodology at December 31, 2008 under Chilean
            GAAP was an expected loss approach, please quantify the difference in your
            allowance for loan losses under an expected loss approach as compared to an incurred
            loss approach under IFRS and tell us why you do not disclose a change in your
            accounting policies upon your adoption of IFRS as issued by the IASB.

        d. Further, if your allowance for loan loss methodology at December 31, 2008 under
            Chilean GAAP was an expected loss approach, tell us why you did not present an
            adjustment for a difference in your allowance methodology in your reconciliation to
            U.S. GAAP in your 2008 Form 20-F.

b. Main changes to the accounting policies – 8. price-level restatement, page F-35

20.   Please provide us your accounting analysis which explains in detail how the guidance in
        paragraph 22 of IFRS 1 supports you not reversing the price-level restatement prior to
        December 31, 2007.

21.   Please provide us your accounting analysis which includes supporting accounting
        guidance to not reverse the price-level restatement for your paid-in capital and reserves as
        of December 31, 2008.

d. Transition dates and adoption of the "International Financial Reporting Standards" of the
IASB, page F-37

22.   Please tell us in more detail the nature of the adjustments to loans and receivables as of
        January 1, 2008 and December 31, 2008 and the amount of each adjustment on a gross
        basis.

Note 23 – Shareholders' Equity, page F-93

23.   Please revise future filings to disclose the number of ordinary shares authorized. Refer to paragraph 79(a)(i) of IAS 1.

Note 24 – Interest Income and Expense, page F-96

24.   Please revise future filings to describe the nature of and tell us the basis for the adjustments presented in your table.

Exhibits

Exhibit 12.1

25.   In future filings, please revise paragraph 4(a) through (e) to be in the exact form as set forth in Form 20-F, i.e., use the exact language and use paragraphs (a) through (d).

Exhibit 12.2

26.   In future filings, please revise paragraphs 4(a) and (c) to be in the exact form as set forth in Form 20-F. In addition, please correct the Chief Financial Officer's title in the signature block.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at (202) 551-3437 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney